                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                    Form U-1


                            APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                              Wilmington, DE 19807




-------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)


                            L. J. Bainter, Treasurer
                         The Columbia Gas System, Inc.
                               20 Montchanin Road
                              Wilmington, DE 19807





-------------------------------------------------------------------------------
                    (Name and address of agent for service)

Item 1.  Description of Proposed Transaction

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction

         The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation,

and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), is the Applicant-Declarant.

         Columbia requests authorization to expand previously granted authorizations to market natural gas and natural gas services to include the marketing of other energy-related products including propane, natural gas liquids, petroleum and electricity through either an existing, direct subsidiary or through the establishment of one or more direct or indirect subsidiaries ("Energy Products Company").

         The Commission previously authorized Columbia to establish Columbia

Energy Services Corporation [HCAR 35-25802; 70-8145] to market natural gas products and services.  In addition, the Commission also authorized the creation of TriStar Ventures Corporation and its subsidiaries [HCAR 35-24199;

70-7276] to, among other things, invest in and operate electric cogeneration facilities.

         Columbia requests authorization to expand the services offered by one or both of these companies to include the marketing of other energy related products including propane, natural gas liquids, petroleum and electricity or,

in the alternative, Columbia requests authorization to establish one or more new direct or indirect subsidiaries to market the above-described energy products.

         The services provided will include the marketing and/or brokering of electric energy at wholesale, and, to the extent permitted by state law, at retail; provided that the activities will be limited to ensure that they do not come within the definitions of an "electric utility company" as defined in

Section 2(a)(3) of the Act.  In this respect, Columbia notes that, consistent with Section 2(a)(3)(A) of the Act, the primary business of Columbia and its subsidiaries is the sale of natural gas and that such sales of electric power,

which are anticipated to be profitable, will not be of such a significance to render Columbia or its subsidiaries an "electric utility company".

SOURCE OF FUNDS

         Columbia, to the extent required, requests authorization to provide

Energy Products Company with up to $5 million in funding through December 31,

1997, through the purchase of shares of common stock of Energy Products

Company, $25 par value per share, at a purchase price at or above par value.

Thereafter, Energy Products Company will issue securities, and Columbia, or a direct subsidiary of Columbia, will acquire securities, in transactions which will be exempt pursuant to Rule 52.

CERTIFICATE OF NOTIFICATION

         Applicant will file quarterly certificates of notification within 45 days after the end of each calendar quarter which will include an income statement and balance sheet reflecting Energy Products Company's activities.

AUTHORIZATION REQUESTED

         1.      Columbia requests authorization to create and fund one or more direct or indirect subsidiaries to market energy products including propane,

natural gas liquids, petroleum and electricity, from time to time through

December 31, 1997 through the purchase of up to

$5,000,000 of common stock of the subsidiary(ies), $25 par value per share, at a purchase price at or above par value or, alternatively, to expand authorizations previously granted to market such energy products in existing subsidiaries.

Item 2.  Fees, Commissions and Expenses

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

                 The Columbia Gas System Service Corporation has provided

certain services in connection with the preparation of this filing as follows:

         Securities and Exchange Commission Filing Fee  . . . . . . . . . . . . . . .        $   2,000
         Services of Columbia Gas System Service Corporation
         in connection with the preparation of the Application-Declaration  . . . . .            7,500
                                                                                                 -----

                 Total      . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 9,500
                                                                                               =======

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

                 Columbia Gas System Service Corporation is a wholly owned

subsidiary of Columbia and has performed certain services at cost as set forth in Item 2(a) (1) above.

Item 3.  Applicable Statutory Provisions.

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in absence of a specific exemption, state the basis of exemption.

         The issuance of new securities by Energy Products Company is made pursuant to Sections 6(a) and 7 and Rule 43.  Sections 9(a), 10 and 12(f) are

deemed applicable to (i) acquisitions of the capital stock of  Energy Products

Company and (ii) the marketing of energy-related products by Energy Products Company. The marketing of energy-related products would be permitted under the Proposed Rule 58.  HCAR No. 16311 (June

28, 1995).

         Columbia does not own, nor operate nor is it an equity participant in any Exempt Wholesale Generator or any Foreign Utility Company and will not be a company that owns, operates or has an equity participation in an Exempt

Wholesale Generator or Foreign Utility Company as a result of the approvals requested herein.  Columbia does not have any rights, nor will it have any rights or obligations under a service, sales or construction contract with an

Exempt Wholesale Generator or Foreign Utility Company as a result of the proposed transactions.

         To the extent that the proposed transactions are considered by the

Commission to require authorization, approval or exemption under any section of the Act or any provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made.


         (b) If any applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

                 Not applicable

Item 4.          Regulatory Approval.

                 (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

         No state or federal commission (other than the Securities and Exchange

Commission) has jurisdiction over the proposed transaction.

                 (b) Describe the action taken or proposed to be taken before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.

                 Not applicable.

Item 5.          Procedure.

                 (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

                 It is respectfully requested that the Commission issue its notice by February 23, 1996, and its order on or by March 22, 1996.

                 (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                 The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the Division of Investment

Management may assist in the preparation of the Commission's decision, and (iv)

specifies that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and financial Statements.

         (a)     Exhibits

                 A Form of Subsidiary Common Stock Certificate (Exhibit A-2 to Joint-Application Declaration (File No. 70-7276) is hereby incorporated by reference.)

                 F        Opinion of Counsel (to be filed by amendment).

                 G        Financial Data Schedules.

                 H        Draft Notice.

         (b)     Financial Statements

                 (1)      The Columbia Gas System, Inc. and Subsidiaries

                          (a) Balance Sheets as of October 31, 1995 (actual and pro forma).

                          (b) Statements of Capitalization as of October 31, 1995 (actual and pro forma).

                          (c) Statements of Income for the Twelve Months ended October 31, 1995 (actual and pro forma).

                          (d) Statements of Common Stock Equity as of October 31, 1995 (actual and pro forma).

                 (2)      The Columbia Gas System, Inc.

                          (a) Balance Sheets as of October 31, 1995 (actual and pro forma).

                          (b) Statements of Capitalization as of October 31, 1995 (actual and pro forma).

                          (c) Statements of Income for the Twelve Months ended October 31, 1995 (actual and pro forma).

                          (d) Statements of Common Stock Equity as of October 31, 1995 (actual and pro forma).

                          (e)     Pro forma entries.

                 (3)      Energy Products Company

                          (a) Balance Sheets as of October 31, 1995 (actual and pro forma).

                          (b) Statements of Capitalization as of October 31, 1995 (actual and pro forma).

                          (c) Statements of Income for the Twelve Months ended October 31, 1995 (actual and pro forma).

                          (d) Statements of Common Stock Equity as of October 31, 1995 (actual and pro forma).

                          (e)     Pro forma entries.

         There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

Item 7.  Information as to Environmental Effects.

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

                 As more fully described in Item 1, the proposed transactions relate only to establishment of a subsidiary company and have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

                 No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE COLUMBIA GAS SYSTEM, INC.




Date: February 15, 1996                     By:    /s/ L. J. BAINTER
               --                                -----------------------
                                                       L. J. Bainter
                                                       Treasurer

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                     UNAUDITED
                                                                   6(b)(1)(a)
                                                                   (1 of 2)

CONSOLIDATED BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)

                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
                       ASSETS
Property, Plant and Equipment
  Gas utility and other plant, at original cost ....  6,851,742           -   6,851,742
  Accumulated depreciation and depletion ........... (3,307,816)          -  (3,307,816)
                                                     ----------- ----------- -----------
  Net Gas Utility and Other Plant ..................  3,543,926           -   3,543,926
                                                     ----------- ----------- -----------

  Oil and gas producing properties, full cost method  1,286,015           -   1,286,015
  Accumulated depletion ............................   (669,681)          -    (669,681)
                                                     ----------- ----------- -----------
  Net Oil and Gas Producing Properties .............    616,334           -     616,334
                                                     ----------- ----------- -----------
Net Property, Plant, and Equipment .................  4,160,260           -   4,160,260
                                                     ----------- ----------- -----------
Investments and Other Assets
  Gas supply prepayments ...........................          -           -           -
  Accounts receivable - noncurrent .................    207,852           -     207,852
  Unconsolidated affiliates ........................     80,766           -      80,766
  Other ............................................      6,951           -       6,951
                                                     ----------- ----------- -----------
Total Investments and Other Assets .................    295,569           -     295,569
                                                     ----------- ----------- -----------
Current Assets
  Cash and temporary cash investments ..............  1,730,771           -   1,730,771
  Accounts receivable, net .........................    334,845           -     334,845
  Gas inventories ..................................    272,792           -     272,792
  Other inventories at average cost ................     46,550           -      46,550
  Prepayments ......................................     87,054           -      87,054
  Other ............................................     59,850           -      59,850
                                                     ----------- ----------- -----------
Total Current Assets ...............................  2,531,862           -   2,531,862
                                                     ----------- ----------- -----------
Deferred Charges ...................................    284,561           -     284,561
                                                     ----------- ----------- -----------

Total Assets .......................................  7,272,252           -   7,272,252
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                    UNAUDITED
                                                                  6(b)(1)(a)
CONSOLIDATED BALANCE SHEET                                        (2 of 2)
ACTUAL and PRO FORMA
As of October 31, 1995
($000)

                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................  1,670,914           -   1,670,914
  Long-term debt ...................................      4,411           -       4,411
                                                     ----------- ----------- -----------
Total Capitalization ...............................  1,675,325           -   1,675,325
                                                     ----------- ----------- -----------
Current Liabilities
  Debt obligations .................................        533           -         533
  Debtor in possession financing ...................          -           -           -
  Accounts and drafts payable ......................    130,882           -     130,882
  Accrued taxes ....................................    110,326           -     110,326
  Accrued interest .................................     (3,572)          -      (3,572)
  Estimated rate refunds ...........................     55,270           -      55,270
  Estimated supplier obligations ...................     34,116           -      34,116
  Deferred income taxes - current ..................          -           -           -
  Other ............................................    387,519           -     387,519
                                                     ----------- ----------- -----------
Total Current Liabilities ..........................    715,074           -     715,074
                                                     ----------- ----------- -----------

Liabilities Subject to Chapter 11 Proceedings  .....  3,982,196           -   3,982,196
                                                     ----------- ----------- -----------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................    432,835           -     432,835
  Deferred investment tax credits ..................     37,376           -      37,376
  Postretirement benefits other than pensions ......    218,642           -     218,642
  Other ............................................    210,804           -     210,804
                                                     ----------- ----------- -----------
Total Other Liabilities and Deferred Credits .......    899,657           -     899,657
                                                     ----------- ----------- -----------

Total Capitalization and Liabilities ...............  7,272,252           -   7,272,252
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                    UNAUDITED
                                                                  6(b)(1)(b)



CONSOLIDATED STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
Stockholder's Equity

  Common Stock, The Columbia Gas System, Inc.,
   $10 par value, authorized 100,000,000 shares,
   outstanding 50,575,835 shares ...................    505,758           -     505,758

  Additional paid in capital .......................    602,092           -     602,092

  Retained earnings ................................    633,030           -     633,030

  Unearned employee compensation ...................    (69,966)          -     (69,966)
                                                     ----------- ----------- -----------

Total Stockholder's Equity .........................  1,670,914           -   1,670,914
                                                     ----------- ----------- -----------

Long-Term Debt

  Miscellaneous debt of subsidiaries ...............      1,520           -       1,520

  Capitalized lease obligations ....................      2,891           -       2,891
                                                     ----------- ----------- -----------

Total Long-Term Debt ...............................      4,411           -       4,411
                                                     ----------- ----------- -----------

Total Capitalization ...............................  1,675,325           -   1,675,325
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                    UNAUDITED
                                                                  6(b)(1)(c)



STATEMENT OF CONSOLIDATED INCOME
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------

Operating Revenues
  Gas sales.........................................  1,875,686           -   1,875,686
  Transportation ...................................    557,368           -     557,368
  Storage ..........................................     61,696           -      61,696
  Other ............................................    167,435           -     167,435
                                                     ----------- ----------- -----------
Total Operating Revenues ...........................  2,662,185           -   2,662,185
                                                     ----------- ----------- -----------

Operating Expenses
  Products purchased  ..............................    845,142           -     845,142
  Operation ........................................    881,951           -     881,951
  Maintenance ......................................    118,842           -     118,842
  Depreciation and depletion .......................    268,270           -     268,270
  Other taxes ......................................    210,650           -     210,650
                                                     ----------- ----------- -----------
Total Operating Expenses ...........................  2,324,855           -   2,324,855
                                                     ----------- ----------- -----------

Operating Income ...................................    337,330           -     337,330
                                                     ----------- ----------- -----------

Other Income (Deductions)
  Interest income and other, net ...................     20,416           -      20,416
  Interest expense and related charges..............    (22,412)          -     (22,412)
  Reorganization items, net ........................     63,426           -      63,426
                                                     ----------- ----------- -----------
Total Other Income (Deductions) ....................     61,430           -      61,430
                                                     ----------- ----------- -----------

Income before Income Taxes and Cumulative Effect
  of Accounting Change .............................    398,760           -     398,760

Income taxes .......................................    147,475           -     147,475
                                                     ----------- ----------- -----------

Income before Cumulative Effect of Accounting
  Change ...........................................    251,285           -     251,285

Cumulative Effect of Change in Accounting for
  Postemployment Benefits ..........................         68           -          68
                                                     ----------- ----------- -----------
Net Income .........................................    251,353           -     251,353
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES                    UNAUDITED
                                                                  6(b)(1)(d)



CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
                    COMMON STOCK

Balance at November 1, 1994 ........................    505,633           -     505,633
Common stock issued -
  Leveraged employee stock ownership plan (LESOP) ..          -           -           -
  Dividend reinvestment plan .......................          -           -           -
  Long-term incentive plan .........................        125           -         125
  Public offering ..................................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    505,758           -     505,758
                                                     ----------- ----------- -----------

             ADDITIONAL PAID IN CAPITAL

Balance at November 1, 1994 ........................    601,828           -     601,828
Common stock issued -
  Leveraged employee stock ownership plan (LESOP) ..          -           -           -
  Dividend reinvestment plan .......................          -           -           -
  Long-term incentive plan .........................        264           -         264
  Public offering ..................................          -           -           -
Preferred stock issued .............................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    602,092           -     602,092
                                                     ----------- ----------- -----------

                 RETAINED EARNINGS

Balance at November 1, 1994 ........................    381,677           -     381,677
Net income .........................................    251,353           -     251,353
Common stock dividends .............................          -           -           -
Other ..............................................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    633,030           -     633,030
                                                     ----------- ----------- -----------

           UNEARNED EMPLOYEE COMPENSATION

Balance at November 1, 1994 ........................    (69,966)          -     (69,966)
Adjustment .........................................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    (69,966)          -     (69,966)
                                                     ----------- ----------- -----------

TOTAL COMMON STOCK EQUITY ..........................  1,670,914           -   1,670,914
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC.                                     UNAUDITED
                                                                  6(b)(2)(a)
                                                                  (1 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                       ASSETS

Investments and Other Assets
  Accounts receivable - noncurrent .................      32,048            -       32,048
  Unconsolidated affiliates ........................           -            -            -
                                                     ------------ ------------ ------------
Total Investments and Other Assets .................      32,048            -       32,048
                                                     ------------ ------------ ------------
Investments in Subsidiaries
  Capital stock ....................................   1,330,364        5,000    1,335,364
  Equity in undistributed retained earnings ........    (443,982)           -     (443,982)
  Installment promissory notes receivable ..........     701,574            -      701,574
  Other investments ................................     437,833            -      437,833
  Other receivables - TCO ..........................   1,735,345            -    1,735,345
                                                     ------------ ------------ ------------
Total Investments in Subsidiaries ..................   3,761,134        5,000    3,766,134
                                                     ------------ ------------ ------------
Current Assets
  Cash and temporary cash investments ..............      17,129       (5,000)      12,129
  Accounts receivable, net
    Customers ......................................           -            -            -
    Affiliated .....................................     511,221            -      511,221
    Other ..........................................      10,452            -       10,452
  Prepayments ......................................         372            -          372
  Other ............................................      33,048            -       33,048
                                                     ------------ ------------ ------------
Total Current Assets ...............................     572,222       (5,000)     567,222
                                                     ------------ ------------ ------------

Deferred Charges ...................................       2,458            -        2,458
                                                     ------------ ------------ ------------

Total Assets .......................................   4,367,862            -    4,367,862
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                     UNAUDITED
                                                                  6(b)(2)(a)
BALANCE SHEET                                                     (2 of 2)
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................   1,670,914            -    1,670,914
  Long-term debt ...................................           -            -            -
                                                     ------------ ------------ ------------
Total Capitalization ...............................   1,670,914            -    1,670,914
                                                     ------------ ------------ ------------
Current Liabilities
  Debt obligations .................................           -            -            -
  Debtor in possession financing ...................           -            -            -
  Accounts and drafts payable ......................       2,160            -        2,160
  Affiliated accounts payable ......................       3,596            -        3,596
  Accrued taxes ....................................       2,158            -        2,158
  Accrued interest .................................       1,449            -        1,449
  Deferred income taxes - current ..................           -            -            -
  Other ............................................      10,984            -       10,984
                                                     ------------ ------------ ------------
Total Current Liabilities ..........................      20,347            -       20,347
                                                     ------------ ------------ ------------

Liabilities Subject to Chapter 11 Proceedings ......   2,382,625            -    2,382,625
                                                     ------------ ------------ ------------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................     288,188            -      288,188
  Postretirement benefits other than pensions ......       5,749            -        5,749
  Other ............................................          39            -           39
                                                     ------------ ------------ ------------
Total Other Liabilities and Deferred Credits .......     293,976            -      293,976
                                                     ------------ ------------ ------------

Total Capitalization and Liabilities ...............   4,367,862            -    4,367,862
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                    UNAUDITED
                                                                 6(b)(2)(b)



STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Stockholder's Equity

  Common Stock, $10 par value, authorized
   100,000,000 shares, outstanding 50,563,335
   shares ..........................................     505,758            -      505,758

  Additional paid in capital .......................     602,092            -      602,092

  Retained earnings ................................     633,030            -      633,030

  Unearned employee compensation ...................     (69,966)           -      (69,966)
                                                     ------------ ------------ ------------

Total Stockholder's Equity .........................   1,670,914            -    1,670,914
                                                     ------------ ------------ ------------

Total Long-Term Debt ...............................           -            -            -
                                                     ------------ ------------ ------------

Total Capitalization ...............................   1,670,914            -    1,670,914
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                     UNAUDITED
                                                                  6(b)(2)(c)



STATEMENT OF INCOME
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Operating Revenues
  Gas Sales ........................................           -            -            -
  Transportation ...................................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Operating Revenues ...........................           -            -            -
                                                     ------------ ------------ ------------

Operating Expenses
  Products purchased ...............................           -            -            -
  Operation ........................................     105,859            -      105,859
  Maintenance ......................................           -            -            -
  Depreciation and depletion .......................           -            -            -
  Other taxes ......................................         181            -          181
                                                     ------------ ------------ ------------
Total Operating Expenses ...........................     106,040            -      106,040
                                                     ------------ ------------ ------------

Operating Income (Loss) ............................    (106,040)           -     (106,040)
                                                     ------------ ------------ ------------

Other Income (Deductions)
  Interest income and other, net ...................     401,771            -      401,771
  Interest expense and related charges .............        (240)           -         (240)
  Reorganization items, net ........................       4,444            -        4,444
                                                     ------------ ------------ ------------
Total Other Income (Deductions) ....................     405,975            -      405,975
                                                     ------------ ------------ ------------

Income before Income Taxes and Cumulative Effect
  of Accounting Change .............................     299,935            -      299,935

Income taxes .......................................      48,575            -       48,575
                                                     ------------ ------------ ------------

Income before Cumulative Effect of Accounting
  Change ...........................................     251,360            -      251,360

Cumulative Effect of Accounting for Postemployment
  Benefits .........................................          (7)           -           (7)
                                                     ------------ ------------ ------------
Net Income .........................................     251,353            -      251,353
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.                                     UNAUDITED
                                                                  6(b)(2)(d)



STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                    COMMON STOCK

Balance at November 1, 1994 ........................     505,633            -      505,633
Common stock issued -
  Subsidiaries .....................................           -            -            -
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................         125            -          125
  Public offering ..................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     505,758            -      505,758
                                                     ------------ ------------ ------------

             ADDITIONAL PAID IN CAPITAL

Balance at November 1, 1994 ........................     601,828            -      601,828
Common stock issued -
  Subsidiaries .....................................           -            -            -
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................         264            -          264
  Public offering ..................................           -            -            -
Preferred stock issued .............................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     602,092            -      602,092
                                                     ------------ ------------ ------------

                 RETAINED EARNINGS

Balance at November 1, 1994 ........................     381,677            -      381,677
Net income .........................................     251,353            -      251,353
Common stock dividends -
  CG ...............................................           -            -            -
  Subsidiaries (to CG) .............................           -            -            -
Other ..............................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     633,030            -      633,030
                                                     ------------ ------------ ------------

           UNEARNED EMPLOYEE COMPENSATION

Balance at November 1, 1994 ........................     (69,966)           -      (69,966)
Adjustment .........................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     (69,966)           -      (69,966)
                                                     ------------ ------------ ------------

TOTAL COMMON STOCK EQUITY ..........................   1,670,914            -    1,670,914
                                                     ============ ============ ============

                          THE COLUMBIA GAS SYSTEM, INC.             UNAUDITED
                                                                    6(b)(2)(e)
                                PRO FORMA ENTRIES
                                     ($000)





                                                                     Debit        Credit
1.  Investment in Subsidiaries - Capital Stock                          5,000
      Cash and Temporary Cash Investments                                            5,000

    To record CG's purchase of 200,000 shares of EPC common stock at par value ($25 per share).

ENERGY PRODUCTS COMPANY                                           UNAUDITED
                                                                  6(b)(3)(a)
                                                                  (1 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         EPC       Pro Forma       EPC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                       ASSETS

Property, Plant and Equipment
  Gas Utility and Other Plant ......................           -            -            -
  Accumulated Depreciation and Depletion ...........           -            -            -
                                                     ------------ ------------ ------------
Net Gas Utility and Other PP&E .....................           -            -            -
                                                     ------------ ------------ ------------
Investments and Other Assets
  Accounts receivable - noncurrent .................           -            -            -
  Unconsolidated affiliates ........................           -            -            -
  Investment in Subsidiaries .......................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Investments and Other Assets .................           -            -            -
                                                     ------------ ------------ ------------
Current Assets
  Cash and temporary cash investments ..............           -        5,000        5,000
  Accounts receivable, net
    Customers ......................................           -            -            -
    Affiliated .....................................           -            -            -
    Other ..........................................           -            -            -
  Prepayments ......................................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Current Assets ...............................           -        5,000        5,000
                                                     ------------ ------------ ------------

Deferred Charges ...................................           -            -            -
                                                     ------------ ------------ ------------

Total Assets .......................................           -        5,000        5,000
                                                     ============ ============ ============

ENERGY PRODUCTS COMPANY                                           UNAUDITED
                                                                  6(b)(3)(a)
                                                                  (2 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         EPC       Pro Forma       EPC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................           -        5,000        5,000
  Long-term debt ...................................           -            -            -
                                                     ------------ ------------ ------------
Total Capitalization ...............................           -        5,000        5,000
                                                     ------------ ------------ ------------
Current Liabilities
  Debt obligations .................................           -            -            -
  Debtor in possession financing ...................           -            -            -
  Accounts and drafts payable ......................           -            -            -
  Affiliated accounts payable ......................           -            -            -
  Accrued taxes ....................................           -            -            -
  Accrued interest .................................           -            -            -
  Deferred income taxes - current ..................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Current Liabilities ..........................           -            -            -
                                                     ------------ ------------ ------------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................           -            -            -
  Postretirement benefits other than pensions ......           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Other Liabilities and Deferred Credits .......           -            -            -
                                                     ------------ ------------ ------------

Total Capitalization and Liabilities ...............           -        5,000        5,000
                                                     ============ ============ ============

ENERGY PRODUCTS COMPANY                                           UNAUDITED
                                                                  6(b)(3)(b)


STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         EPC       Pro Forma       EPC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Stockholder's Equity

  Common Stock, $25 par value, authorized
   500,000 shares, outstanding 200,000
   shares ..........................................           -        5,000        5,000

  Additional paid in capital .......................           -            -            -

  Retained earnings ................................           -            -            -
                                                     ------------ ------------ ------------

Total Stockholder's Equity .........................           -        5,000        5,000
                                                     ------------ ------------ ------------

Long-Term Debt .....................................           -            -            -
                                                     ------------ ------------ ------------

Total Capitalization ...............................           -        5,000        5,000
                                                     ============ ============ ============

ENERGY PRODUCTS COMPANY                                           UNAUDITED
                                                                  6(b)(3)(c)


STATEMENT OF INCOME
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         EPC       Pro Forma       EPC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------

Operating Revenues
  Gas Sales ........................................           -            -            -
  Transportation ...................................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Operating Revenues ...........................           -            -            -
                                                     ------------ ------------ ------------

Operating Expenses
  Products purchased ...............................           -            -            -
  Operation ........................................           -            -            -
  Maintenance ......................................           -            -            -
  Depreciation and depletion .......................           -            -            -
  Other taxes ......................................           -            -            -
                                                     ------------ ------------ ------------
Total Operating Expenses ...........................           -            -            -
                                                     ------------ ------------ ------------

Operating Income (Loss) ............................           -            -            -
                                                     ------------ ------------ ------------

Other Income (Deductions)
  Interest income and other, net ...................           -            -            -
  Interest expense and related charges .............           -            -            -
                                                     ------------ ------------ ------------
Total Other Income (Deductions) ....................           -            -            -
                                                     ------------ ------------ ------------

Income before Income Taxes .........................           -            -            -

Income taxes .......................................           -            -            -
                                                     ------------ ------------ ------------

Net Income .........................................           -            -            -
                                                     ============ ============ ============

ENERGY PRODUCTS COMPANY                                           UNAUDITED
                                                                  6(b)(3)(d)


STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         EPC       Pro Forma       EPC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                    COMMON STOCK

Balance at November 1, 1994 ........................           -            -            -
Common stock issued -
  Subsidiaries .....................................           -        5,000        5,000
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................           -            -            -
  Public offering ..................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -        5,000        5,000
                                                     ------------ ------------ ------------

             ADDITIONAL PAID IN CAPITAL

Balance at November 1, 1994 ........................           -            -            -
Common stock issued -
  Subsidiaries .....................................           -            -            -
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................           -            -            -
  Public offering ..................................           -            -            -
Preferred stock issued .............................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -            -            -
                                                     ------------ ------------ ------------

                 RETAINED EARNINGS

Balance at November 1, 1994 ........................           -            -            -
Net income .........................................           -            -            -
Common stock dividends -
  CG ...............................................           -            -            -
  Subsidiaries (to CG) .............................           -            -            -
Other ..............................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -            -            -
                                                     ------------ ------------ ------------

           UNEARNED EMPLOYEE COMPENSATION

Balance at November 1, 1994 ........................           -            -            -
Adjustment .........................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -            -            -
                                                     ------------ ------------ ------------

TOTAL COMMON STOCK EQUITY ..........................           -        5,000        5,000
                                                     ============ ============ ============

                           ENERGY PRODUCTS COMPANY                 UNAUDITED
                                                                   6(b)(3)(e)
                              PRO FORMA ENTRIES
                                   ($000)



                                                                     Debit        Credit
1.  Cash and Temporary Cash Investments                                 5,000
      Common Stock                                                                   5,000

    To record the issuance of 200,000 shares of $25 par value common stock at $25 per share.

EXHIBIT INDEX

         (a)     Exhibits

                 A Form of Subsidiary Common Stock Certificate (Exhibit A-2 to Joint-Application Declaration (File No. 70-7276) is hereby incorporated by reference)

                 F        Opinion of Counsel (to be filed by amendment).

                 G        Financial Data Schedules

                 H        Draft Notice